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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              HotYellow98.Com, Inc.
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                                       --
                                 Name of Issuer

                     Shares of Common Stock, $.001 par value
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                                       --
                          Title of Class of Securities

                                   44148P 10 5
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                                  CUSIP Number

Francis R. Law, 2727 Broadway Street, Suite 3, Buffalo, N.Y. 14227. 716-895-8018
                                  With Copy to
 Bruce P. Golden & Associates, 4137 N. Hermitage Avenue, Chicago, Ill. 60613.
                                 773-248-4905.
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                                      ---
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications

                                October 23, 1999
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                                       --
              Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 44148P 10 5

     1. Names of Reporting Persons.

         Duaine R. Warren

     2. Check the Appropriate Box if a Member of a Group (See Instructions).

         (a) X. Group Member: Mr. Warren's daughter-in-law Patricia A. Warren.
         (b)

     3. SEC Use Only

     4. Source of Funds (See Instructions). AF

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

     6. Citizenship of Place of Organization. U.S.A.

     Number of Shares Beneficially
     Owned by Each Reporting Person with

         7. Sole Voting Power. 4,300,000 shares

         8. Shared Voting Power: N/A

         9. Sole Dispositive Power: N/A

         10. Shared Dispositive Power: N/A

     11. Aggregate Amount Beneficially Owned by Each Reporting Person.

                  4,300,000 shares

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): X

                  Amount in Row 11 excludes 4,300,000 shares owned of record and beneficially by Mr. Warren's daughter-in-law as to which beneficial ownership is disclaimed.

     13. Percent of Class Represented by Amount in Row 11.

                  18.3%

     14. Type of Reporting Person (See Instructions):  IN.


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CUSIP No. 44148P 10 5

     1. Names of Reporting Persons.

         Patricia A. Warren

     2. Check the Appropriate Box if a Member of a Group (See Instructions).

         (a) X. Group Member: Ms. Warren's father-in-law Duaine R. Warren.
         (b)

     3. SEC Use Only

     4. Source of Funds (See Instructions). AF

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

     6. Citizenship of Place of Organization. U.S.A.

     Number of Shares Beneficially
     Owned by Each Reporting Person with

         7. Sole Voting Power. 4,300,000 shares

         8. Shared Voting Power: N/A

         9. Sole Dispositive Power: N/A

         10. Shared Dispositive Power: N/A

     11. Aggregate Amount Beneficially Owned by Each Reporting Person.

                  4,300,000 shares

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): X

                  Amount in Row 11 excludes 4,300,000 shares owned of record and beneficially by Ms. Warren's father-in-law as to which beneficial ownership is disclaimed.

     13. Percent of Class Represented by Amount in Row 11.

                  18.3%

     14. Type of Reporting Person (See Instructions):  IN.



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Item 1. Security and Issuer.

        HotYellow98.Com, Inc., 2727 Broadway Street, Suite 3, Buffalo, N.Y. 14227. Shares of Common Stock, $.001 par value.

Item 2. Identity and Background.

        Duaine R. Warren. 16530 Nicklaus Drive, Fountain Hills, Arizona 85268. Chairman of the Board of the Issuer and U.S. Citizen.

        Patricia A. Warren, 9882 East Aster Drive, Scottsdale, Arizona 85260. Vice President of the Issuer and U.S. citizen.

        (d)-(e). N/A.

Item 3. Source and Amount of Funds or Other Consideration.

        The shares covered by this Schedule were acquired in consideration of the sale of the prior business owned, inter alia, by Patricia A. Warren.

Item 4. Purpose of Transaction.

        The purpose for the acquisition of the shares covered by this Schedule was to acquire approximately the same percentage interest in issuer that had been owned in prior business.

        (a)-(j). N/A.

Item 5. Interest in Securities of the Issuer.

        (a)-(b). Items 7-11 and 13 of the Cover Page are hereby incorporated by reference.
        (c)-(e).    N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A.

Item 7. Material to be Filed as Exhibits.

        Acquisition Agreement by and between Company and HotYellow98.com dated June 15, 1999, the contents of which are hereby incorporated by reference to exhibit 12(a) of the Issuer's Form 10-SB filed on August 23, 1999.



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                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: October 21, 1999


         Signature:  /s/ Duaine R. Warren


         Name/Title: Duaine R. Warren



         Signature:  /s/ Patricia A. Warren


         Name/Title: Patricia A. Warren